Exhibit 99.1

Kingsway Announces 2011 Investor Meetings

TORONTO, Oct. 31, 2011 /CNW/ - (TSX: KFS) (NYSE: KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced it will hold an Investor Meeting in Toronto, followed by an Investor Meeting in New York City.  The meetings will include an in-depth discussion with Larry G. Swets, Jr., President and Chief Executive Officer, and William A. Hickey, Jr., Executive Vice President, Chief Financial Officer and Chief Operating Officer, on each of Kingsway's businesses, the latest Company news, and corporate strategy.  A question and answer session will also be held.

The Investor Meeting - Toronto is scheduled for November 29, 2011 at 10 AM at Royal Bank Plaza, South Tower, Suite 3800, 200 Bay Street, Toronto.  The Investor Meeting - New York is scheduled for November 30, 2011 at 10 AM at 1177 Avenue of the Americas, 41st Floor, New York.

Any questions regarding the Investor Meetings may be addressed to Kingsway's Investor Relations Department at ir@kingsway-financial.com.

About the Company

Kingsway focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "KFS".

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties. Such forward looking statements relate to future events or performance, but reflect Kingsway management's current beliefs, based on information currently available.  A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements.  For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2010 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

%CIK: 0001072627

CO: Kingsway Financial Services Inc.

CNW 20:00e 31-OCT-11